Exhibit 99.1

Company Presentation
February 2015

This presentation contains "forward-looking statements." These statements include words like "may," "expects," "believes," “plans,” “scheduled," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Forward Looking Statements

Offering Summary
Issuer:	BioLineRx Ltd. (NasdaqCM:BLRX / TASE:BLRX)
Offering Size:	~$30 million (100% primary; excluding overallotment)
Overallotment Option:	15.0% (100% primary)
Offering Type:	Confidentially-Marketed Follow-On
Securities Offered:	American Depositary Shares (1 ADS represents 10 Ordinary Shares)
Use of Proceeds:
• Continued clinical development of BL-8040 platform for AML and other hematological indications
• EU post-marketing and US clinical studies for BL-7010 in celiac disease
• Develop potential product candidates through Novartis collaboration
• Working capital and other general corporate purposes

Expected Pricing:	March 6, 2015 (before market opens)
Sole Bookrunner:	JMP Securities

BioLineRx Snapshot
• Drug development company focused on oncology & immunology
 – Founded in 2003 by Teva and other key players in Israeli Life Sciences industry
• Bridge “development gap” for Israeli assets
 – Leverage carefully selected early-stage technology, primarily at academia level, following proof of concept in animals (at a minimum)
• Current pipeline of 10 assets, 6 in clinical development
• Lead clinical programs:
 – BL-8040 for AML and other hematological indications
 – BL-1040 to prevent ventricular remodeling post AMI
 – BL-7010 for celiac disease
• Strategic collaboration with Novartis for co-development of selected Israeli-sourced programs

Academic Institutes

Technion Israel Institute of Technology

TEL AVIV UNIVERSITY
אוניברסיטת תל-אביב

מכון ויצמן למדע
WEIZMANN INSTITUTE OF SCIENCE

אוניברסיטת בן-גוריון בנגב

BIOLINERX

Medical Centers

רמב"ם

Jerusalem
Rehovot
Tel-Aviv
Haifa
Be’er Sheva
Long Term Relationships with Israeli Institutions
Extensive in-licensing track record with majority of
academic & research centers in Israel
Technion
Tel Aviv University
Hebrew University
Weizmann Institute
Ben-Gurion University
Rambam Medical Center
Sheba Medical Center
Hadassah Medical Center
Sourasky Medical Center

Pre-Clinical
Phase I
Phase II
Phase III
Partners
PROJECT
INDICATION
LEAD DEVELOPMENT PROGRAMS
BL-8040
AML
Stem cell mobilization
BL-7010
Celiac disease
ADDITIONAL DEVELOPMENT PROGRAMS
BL-7040
Inflammatory bowel disease
BL-9010
Severe asthma/allergies
BL-1110
Neuropathic pain/scleroderma
PROGRAMS PARTNERED OR IN CO-DEVELOPMENT
BL-1040
Ventricular remodeling post-AMI
Global out-license to Bellerophon BCM (f/k/a Ikaria)
Bellerophon
THERAPEUTICS
BL-5010
Skin lesions
Regional out-license to Omega Pharma
OMEGA
PHARMA
BL-8020
HCV and other viral indications
Global collaboration with Genoscience/Panmed
Genoscience/Panmed
BL-8030
HCV
Collaboration with CTTQ for China
CTTQ
BL-9020
Type 1 diabetes
Collaboration with JHL for China and Southeast Asia
JHL BIOTECH

Main Pipeline Assets

Main 2014 Achievements
• R&D Achievements in 2014
 – All three lead development programs met their objectives in 2014
 • BL-8040 (r/r AML) - phase 2 study partial results
 – Clinical evidence for MOA (mobilization and apoptosis)
 • BL-7010 (celiac program) - phase 1/2 completion
 • BL-1040 (AMI) - completed enrollment for EU pivotal study
• BD Achievements in 2014
 – Entered into strategic collaboration with Novartis
 – Out-license of BL-5010 (skin lesion program) for EU market
 • Deal signed with Omega Pharma, a leader in the OTC market, for Europe and other selected territories

Main 2015 Value Drivers
• BL-8040 stem cell mobilization study
 – Top line results by end of Q1 2015
• BL-8040 r/r AML study
 – Top line results H2 2015
• BL-1040 CE Mark registration study
 – Topline results mid-year 2015
• BL-7010 project
 – Final approval of device regulatory path in EU from Notified Body in 2015
 – Initiation of EU pivotal study in H2 2015

LEAD DEVELOPMENT PROGRAMS

BL-8040:
BEST-IN-CLASS CXCR4
ANTAGONIST FOR
TREATMENT OF
HEMATOLOGICAL
CANCERS

CXCL12
CXCR4
Gi
Akt
Erk1/2
TSC2
mTORC1
FOXO1/3
Bim
Pro-apoptotic module
Apoptosis
Survival/ Chemotaxis module
4E-BP1
S6K

11

BL-8040 Highlights
• Platform Molecule: Can Address Multiple Cancer Indications
 – Acute myeloid leukemia (AML) & other blood cancers
 – Received Orphan designation from FDA for lead indications (accelerates development)
• Mode of Action: Inhibits CXCR4 (a cell surface protein)
 – Present in high quantities on >70% of tumors; correlates with disease severity
 – Inhibition induces cancer cell death
 – Exposes cancer cells to treatment by mobilizing from bone marrow to blood circulation
• Status (AML): Phase 2 study ongoing
 – Encouraging efficacy and excellent safety results to date
 – To conclude in 2H 2015; Interim data in early 2015
• Status (Cell Mobilization): Phase 1 study ongoing
 – Results to be reported early 2015

• AML is most common acute leukemia in adults
 – Over 60,000 new cases recorded worldwide in 2010, growing to 130,000 by 2020
 – 14,000 cases of AML diagnosed in the US in 2012
 – Majority of AML patients relapse and require repeated treatment cycles
• AML has poor prognosis - less than 25% five-year survival
 – Over 10,000 fatalities from AML in the US in 2012
• AML treatment regimens have changed little in past 30 years
 – Treatment of AML is based largely on use of older chemotherapeutic drugs
AML - Treatment and Unmet Medical Need

BL-8040 Mechanism Of Action
 • Binds CXCR4 with high affinity (1-2 nM)
 • Maintains extended inhibition of CXCR4 through long receptor occupancy (>24 hours)
 • Works as inverse agonist of CXCR4
 • Induces apoptosis of tumor cells dependent on CXCR4 for survival
 • Increases sensitivity to anti-cancer agents by mobilizing tumor cells from protective microenvironment
 • Induces terminal differentiation of immature cancer cells

BL-8040 directly
induces apoptosis
BL-8040
sensitizes tumor cells
to other drugs
BL-8040
Induces terminal
differentiation of
tumor cells
BL-8040
BL-8040
+ SOC
BL-8040
induces tumor
cells mobilization

Mobilization of Neutrophils
(0.9mg/kg in human)
(0.24mg/kg in human)
Number of Neutrophils
16000
12000
8000
4000
0
0
2 hr
4 hr
8 hr
24 hr

Viable cells
(% of control)
120
100
80
60
40
20
0
NB4
HL60
-
0.4
4
8
20
40

BL-8040 Shows Superiority to Current Therapy

Time post BL-8040/Mozobil injection
BL-8040 12 mg/kg
Mozobil 3.2 mg/kg
BL-8040 Stimulates Greater Mobilization
of Cells from the Bone Marrow
Compared to Mozobil
BL-8040 Causes Significant Cancer Cell
Death Compared to Mozobil
Drug Concentration
(μm)
Mozobil
BL-8040
Beider K., Experimental Hematology 2011;39:282-292
Abraham M., Stem Cells 2007;25:2158 -2166

	BL-8040	Mozobil	BMS-936564 (MDX1338)
Affinity for CXCR4	1-2 nM	84 nM	5nM
Inhibition	Inverse agonist	Antagonist (partial agonist)	Antagonist
CXCR4 Binding site	Extracellular domains in the CXCR4 receptor	Trans-membrane regions in the CXCR4 receptor	Extracellular domains in the CXCR4 receptor
Plasma half-life	0.3 - 0.7 hr	~3-5 hr	More than 24hr
Receptor occupancy	More than 24 hr	~2 hr	Not published
Cancer Cell Death	Induces apoptosis in preclinical models. Evidence of remarkable apoptosis in samples from patients administrated with 0.75 and 1 mg/kg (phase 2).	None	Demonstrated apoptosis in preclinical models, modest effect in patients (ASH 2013)
Mobilization	6-8 fold increase (6/8 patients, phase 2a)	2.5 fold (A phase 1/2 study, Blood 2012)	2.1-fold increase (14/24 patients in phase 2 study, ASH 2013)
Other remarks of BL-8040:
•Synergizes with Rituximab and Bendamustine to stimulate Lymphoma cell death in vitro.
•Synergizes with Bortezomib (Velcade) to stimulate multiple myeloma cell death in vitro.
•Combination of BL-8040 with Imatinib in CML cells overcomes the protective effect of stroma in vitro.
•BL-8040 alone is highly efficient in eliminating lymphoma cells in the bone marrow and combined with Rituximab significantly reduces tumor load (in vivo).
•Synergizes with AC220 to minimize residual disease in FLT3+ AML (in vivo)

BL-8040 is Best-in-Class vs. Competitors

Superior
Comparative
Inferior

Phase 2a - Treatment of r/r AML patients
Open-label study to evaluate safety and efficacy profile of repeated escalating doses of BL
-8040 in up to 70 adult subjects with relapsed or refractory AML
Study design:
 – Dose escalation phase - 3+3 design (last update given re 5th cohort of 1.5 mg/kg)
 – Expansion phase: expand safe, efficacious dose group
Treatment:
 – 2 consecutive days of BL-8040 monotherapy
 – 5 days of BL-8040 + chemotherapy
Endpoints:
 – To assess the safety and tolerability of escalating repeated doses of BL-8040 as monotherapy and when combined with high-dose Ara-C in AML adult subjects with relapsed or refractory disease
 – To assess the clinical efficacy (response rates) of escalating repeated doses of BL-8040
 – To assess the apoptotic effect of BL-8040 on leukemic blasts
 – To assess the effect of BL-8040 on mobilization of AML blasts to peripheral blood (PB)
 – To assess the single and multiple dose pharmacokinetic profile of BL-8040
Treatment
Follow up
Screening
BM biopsy
BL-8040
Day
Ara-C
 1 2 3 4 5 6 7 ------------------------------------------------------------------------------ 30

Leukemic blasts in PB (Fold change)
Top fold change (Leukemic blasts/CD45+ cells)
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
21-008
21-009
21-010
21-012
21-013
21-015
21-016
21-017
04-003
0.5 mg/kg
0.75 mg/kg
1 mg/kg
1.25 mg/kg

% Leukemic blasts in BM by FACS analysis
% Leukemic blasts/CD45+CD34+ blasts
120.00
100.00
80.00
60.00
40.00
20.00
0.00
0.75 mg/kg
1 mg/kg
1.25 mg/kg

	21-008	21-009	21-010	21-012	21-013	21-015	21-016	21-017	21-018	04-003
Baseline	57.91	45.83	47.06	50.85	26.70	30.19	12.83	14.89	88.63	95.28
Day 3	16.20	13.08	13.81	42.55	3.29	15.38	4.26	10.75	3.4	93.4

Annexin V/PI (FACS)
Baseline
Day 3
Cleaved Caspase 3 (IHC)
Baseline
Day 3

Partial Results in AML Phase 2 Study
• No BL-8040 related SAEs and no AEs were considered DLTs
• Robust leukemic blast mobilization was observed (median of 6-fold increase)
• BL-8040 monotherapy decreased amount of leukemic cells in BM by median of ~70%
• BL-8040 monotherapy achieved 3.5-fold increase in AML cell apoptosis
• Topline results are expected during H2 2015

Phase 1 - Single Agent Stem Cell Mobilization
A Phase 1, Two Part Study Exploring the Safety, Tolerability, Pharmacodynamic and
Pharmacokinetic Effect of Ascending Doses of BL-8040 in Healthy Subjects
Study design:
•Part 1 - Dose escalation, randomized, placebo controlled - up to 4 escalating doses (0.5-1.25 mg/kg) ✓
•Part 2 - Dose expansion of safe and efficacious dose group
Endpoints:
 – Safety and tolerability of escalating repeated  doses
 – Effect of BL-8040 on mobilization of hematopoietic stem cells (HSC) to peripheral blood (PB)
 – Pharmacokinetic profile of BL-8040
 – Yields of hematopoietic progenitor cells, immune cells, and other cellular subsets collected by leukapheresis
 – Viability, biological activity and repopulating capacity of the cells collected by leukapheresis
Timelines
•Topline results expected by end of Q1/2015
Mobilization
Safety follow up
Safety follow up
Mobilization
Screening
Screening
Part 1
Part 2
BL-8040
1
-28
Day
2
7
3

Three New Studies to be Initiated in 2015
Study	Collaborator	Description	Results Œ
AML Consolidation Phase 2b (200 patients)	German Study Alliance Leukemia Group	Double-blind, placebo-controlled, repeated-administration, multi treatment cycles	Topline results Q4 2017
AML FLT3-ITD Phase 1/2 (up to 100 patients)	MD Anderson Cancer Center	Open-label, 2 parts: •Dose selection, with Sorafinib and BL-8040 •Expansion in different FLT3 patients	Partial results H2 2016 Final results Q1 2017
Myelodysplatic Syndrome and Aplastic Anemia Phase 1/2 (up to 25 patients)	MD Anderson Cancer Center	Open-label, repeated administration, single-treatment cycle	Partial results H2 2016 Final results H2 2017

BL-8040 Summary
• CXCR4 is a validated target
• BL-8040 has robust mobilization activity and apoptosis
 – Validated in preliminary data from Phase II study in AML, and Phase 1/2 study in multiple myeloma
 – BL-8040 has very favorable profile in comparison with leading CXCR4 antagonists
• BL-8040 is an inverse agonist
 – Blocks the auto-signaling of CXCR4
• BL-8040 is a platform for a number of hematological indications
 – Three new studies planned for 2015

BL-1040:
FIRST-IN-CLASS
MYOCARDIAL IMPLANT
FOR PREVENTION OF
VENTRICULAR REMODELING
FOLLOWING AMI

Out-licensed to Bellerophon
(f/k/a Ikaria) and being
developed as Bioabsorbable
Cardiac Matrix (BCM)

Bellerophon
THERAPEUTICS

– Total deal structure $282.5 million; $17 million already received; 11-15% royalties

BL-1040 Highlights
• Indication: Cardiac remodeling post-AMI
• Mode of Action: Provides support to ischemic tissue during healing
• Status: CE Mark registration trial - enrollment completed; top-line results in mid-2015
• Device designation (including FDA)
• Partnered with Bellerophon BCM (f/k/a Ikaria)
– All program costs funded by Bellerophon BCM
• Market Opportunity: >$1 Billion*

*Based on a customized survey and report prepared for BioLineRx by Defined Health

Successfully treated with PCI and stents

No sufficiently effective treatment for myocardial damage

Unmet Medical Need
Vessel occlusion
Tissue damage

How Does BL-1040 Work?
Arterial injection deposits
material into infarcted tissue
Turns from liquid to gel on
contact with infarcted tissue
Gel-like scaffold provides
mechanical support to damaged
tissue
Transitions to liquid and exits
the body within 6 weeks
BL-1040
Untreated
Porcine AMI model, day 60
L
V
L
V
• Dilated
• Dilated
• Thin LV wall
• Thin LV wall
• Normal size
• Normal size
• Normal LV wall
• Normal LV wall
L
V
L
V

Designated as device by regulatory authorities

Pilot

Pilot study in Europe ✓

- Enrollment of 27 patients with primary MI at high risk for LV remodeling; six-month follow-up
- 9 sites: 6 in Germany, 3 in Belgium
- Excellent safety results; signs of preliminary efficacy in patients*

CE

FDA

2 pivotal studies: all costs are on Bellerophon

BL-1040 Clinical studies
Pivotal CE Mark Registration trial progressing at full steam
•Placebo controlled, enrollment of 303 patients ✓
• 6-month follow-up
•Includes ~90 sites in nine countries (including 16 sites in US)
•Endpoints: end diastolic volume, QLQ, six-minute walk test
•Top-line results expected in mid-2015
US pivotal trial in final discussions with FDA
•Placebo controlled, ~1,000 patients, ~200 sites
•12-month follow-up
•The study expected to start early 2016

* Intracoronary Delivery of Injectable Bioabsorbable Scaffold (IK-5001) to Treat
Left Ventricular Remodeling After ST-Elevation Myocardial Infarction - A First-in
-Man Study, Frey N et al., Circ: Cardiovasc Interv. 2014

BL-1040 Summary
• Huge unmet medical need
 – >$1 billion market
• Designated as device in both US and Europe
• Pilot study successfully completed
 – No safety or tolerability issues after six months of follow-up
 – Promising efficacy in comparison to historical data
• Top-line results of CE mark registration study expected in mid-2015
 – Enrollment of 303 patients completed

BL-7010:
NOVEL GLIADIN
BINDING POLYMER
FOR
CELIAC DISEASE

BL-7010: Polymeric Binder for Celiac Disease
• Indication: Celiac disease
• Mode of Action: Non-absorbable polymer with high affinity to gliadins
 (immunogenic peptides contained in gluten)
• Status: Phase 1/2 completed
• Product Highlights
 – Prevents pathological damage to small intestine
 – Non-absorbable
 – Non-toxic

Celiac Disease - Large Unmet Medical Need

• 1% of world’s population suffers from celiac disease
 – Number underestimated due to lack of awareness/diagnostic tools
•   Market projected to reach $8 billion by 2019
• No current pharmacological agents approved for celiac
 – Only treatment option is life-long, strict gluten-free diet (GFD)
 – ~20% of celiac patients are symptomatic even with GFD
• Major interest shown by Big Pharma
 – AbbVie recently acquired rights to phase 2 asset from Alvine for $70 million upfront

BL-7010 Prevents Formation of Gliadin's Immunogenic Peptides

The polymer and
gliadin are excreted
in feces

Copolymer of sodium
styrene sulfonate (SS)
and 2-hydroxyethyl
methacrylate (HEMA)
Gluten
BL-7010 demonstrates
distinguished specificity
towards gliadin
Prevention of intestinal damage

Small intestinal damage with loss of
absorptive villi and hyperplasia of the
crypts, typically leading to malabsorption
APC
BL-7010
Gluten
Gliadin
Enterocytes
Lymphocytes
Inflammatory Cytokines

BL-7010 Maintains Normal Structure of GI
non-sensitized
mice
Gluten-sensitized
mice
Gluten-sensitized
mice + BL-7010
5.96 ± 1.23
Villus-to-crypt ratio
2.58 ± 0.43
4.89 ± 1.51
Model: HLA-DQ8/HCD4 transgenic male mice sensitized to gliadin

BL-7010 Clinical Program Overview
• Phase 1/2 study in celiac patients completed
 – Positive top-line results presented in early November
              • Safe and well tolerated; no serious or dose-limiting side effects
              • Optimal dose identified: 1 gram x 3 per day
             • Confirmed no systemic absorption; supports medical device classification in Europe
                                      (significantly accelerates potential approval)

– Single ascending dose
– Safety endpoints
– No efficacy endpoints
– Assessment of systemic exposure
– 14 days repeated administration
– 3 times per day
– Safety w/o efficacy endpoints
– Assessment of systemic exposure

BL-7010 Summary
• Celiac disease is huge unmet medical need
 – There are only a handful of clinical-stage programs in development
• BL-7010 has unique and simple MOA
• Successful Phase 1/2 pilot study
 – Well tolerated, no systemic exposure
 – Will likely be classified as medical device in Europe
• Pivotal study for EU in celiac patients expected to begin in 2015
 – 6-week repeated oral administration
 – Efficacy endpoints (primary and secondary) and safety endpoints

CORPORATE

Transformative Collaboration with Novartis
• Novartis selected BioLineRx as its leading partner for identification and early development of Israeli-sourced drug candidates
 – Exclusive first look at all Israeli-based projects scouted by BioLineRx
 – Co-develop selected projects through clinical proof-of-concept (POC)
• Provides lasting shareholder value and key insights
 – Builds pipeline in conjunction with global leader, gaining Big Pharma perspective
• Financial highlights:
 – Upfront $10 million equity investment in BLRX
 – Upon selection of project, BioLineRx will receive:
 • $5 million option fee (non-dilutive)
 • 50% of remaining R&D expenses up to POC (in equity at a premium to market)
 – Novartis receives right of first negotiation for full out-license upon clinical POC

Financial and Corporate Summary
Cash position
•  $29.6 million as of September 30, 2014
 – Does not include $10 million received from Novartis in December
•  Funds operational capital into 2016
Capital structure
•  Traded on NASDAQ and TASE (Symbol: BLRX)
•  39 million shares outstanding; 45 million fully diluted (based on ADSs)
•  US shareholders represent ~60% of investor base
 – Novartis holds ~13% of Company
Other
•  47 employees, approximately 2/3 with advanced degrees

BL-8040 (Consolidation) phase 2b initiation
2015
BL-8040 (FLT-3) phase 1/2 interim results
2016

Major Development Milestones - 2015 and 2016

BL-7010 (Celiac) CE pivotal study initiation
BL-1040 (AMI) CE mark study completion
BL-8040 (AML) phase 2 completion
BL-8040 (AML) phase 2 partial results*
BL-8040 (SC Mobilization) phase 1 apheresis data
BL-8040 (FLT-3) phase 1/2 initiation
BL-8040 (hMDS & AA) phase 1/2 initiation
BL-8040 (SC Mobilization) phase 1 completion
√
BL-7010 (Celiac ) CE pivotal study completion
BL-8040 (hMDS & AA) phase 1/2 interim results
BL-8040 (SC Mobilization) phase 2 Initiation
BL-8040 (SC Mobilization) phase 2 LPI
BL-8040 (AML) - end of phase 2 meeting
BL-8040 (Consolidation) phase 2b LPI
BL-1040 (AMI) US pivotal study initiation
BL-1040 (AMI) complete CE mark study enrollment
√